EXHIBIT 99.1

                            elan Corporate Bulletin



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)         Investors:  (Europe)               Media:
Jack Howarth               Emer Reynolds                      Sunny Uberoi
Ph:  212-407-5740          Ph:      353-1-709-4000            Ph:  212-994-8206
     800-252-3526                   00800 28352600                 800-252-3526


             ELAN FIRST QUARTER 2003 FINANCIAL RESULTS AND RECOVERY
                                   PLAN UPDATE

Dublin, Ireland, April 30, 2003-- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced its first quarter 2003 results and provided an update on its recovery plan. Commenting on the results and recovery plan Kelly Martin, Elan's president and chief executive officer, said, "Elan remains on course with its 18-month recovery plan. We further reduced costs during the quarter, which has put us closer toward our goal of operating Elan on a break-even basis prior to the launch of our new products."

Martin continued, "Since announcing our recovery plan in July 2002, we continue to make progress in simplifying our balance sheet and increasing transparency. We enter the second quarter of 2003 with sales growth in our retained product portfolio and continued focus on executing our pipeline of products in the areas of neurology, autoimmune diseases and pain."

Martin concluded, "While there is much to be done, we remain focused on executing our goals of simplifying Elan's balance sheet, streamlining our operational model and advancing our science and product development."

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 2


First Quarter 2003 Financial Highlights

o Total revenue of $260.0 million compared to $446.6 million in the first quarter of 2002, a decrease of 42%.

o Revenue from retained products (excluding Zanaflex(TM) revenue of $0.8 million in the first quarter of 2003 and $53.7 million in the first quarter of 2002) of $148.8 million compared to $104.1 million in the first quarter of 2002, an increase of 43%.

o Net loss of $130.2 million ($0.37 loss per diluted share) compared to net income of $50.0 million ($0.14 earnings per diluted share) in the first quarter of 2002.

o Cash balances at March 31, 2003 of $983.6 million compared to $1,005.0 million at December 31, 2002.

o Negative EBITDA of $67.1 million for the first quarter of 2003 compared to positive EBITDA of $47.2 million in the first quarter of 2002 (See "Non-GAAP Financial Information" on Appendix 2)


Recovery Plan - Implementation Update

o As at March 31, 2003, cash received from asset divestitures was in excess of $825.0 million. The principal elements are as follows:

                                                             $ million
       Abelcet(TM)                                               360.0
       Avinza(TM)                                                100.0
       Athena Diagnostics                                         82.0
       Actiq(TM)                                                  50.0
       Adalat(TM)CC                                               45.0
       Investments                                               146.0

o Agreement to sell primary care franchise to King Pharmaceuticals, Inc. ("King") for gross consideration of approximately $850 million subject to previously announced litigation.

o Additional asset divestitures and balance sheet simplification proceeding according to plan.

o Headcount reduced to less than 3,150 employees from approximately 4,700 employees in July 2002, a decrease of approximately 1,550 (approximately 450] of which were related to asset divestitures).

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 3


o Significant reduction of 29% in selling, general and administrative expenses in the first quarter of 2003 to $127.7 million from $178.7 million in the first quarter of 2002 (approximately $15.0 million of this reduction relates to asset divestitures).


Recovery Plan - R&D Update

o Antegren(TM) (natalizumab) Phase III trials for Crohn's disease and multiple sclerosis ("MS") progressing on target.

o Expect to announce Phase III results for Antegren in Crohn's disease during the summer.

o New Drug Application ("NDA") for Antegren in Crohn's disease expected to be filed around year-end.

o    Expect to file an NDA for Prialt(TM) around year-end.

o Alzheimer's immunotherapeutic pre-clinical studies on track for two Investigational New Drug ("IND") filings this year.

o With respect to Frova(TM), Dr Stephen Silberstein, Professor of Neurology at the Thomas Jefferson Hospital in Philadelphia, presented data from a double-blind, placebo-controlled, clinical trial of 545 women that showed Frova prevented menstrually-associated migraines in up to 50% of women in the trial.

o One new trial with Zonegran(TM), which was undertaken by scientists at Duke University and published in the Journal of the American Medical Association on April 9, 2003, reported on the use of Zonegran in potentially inducing weight loss in obese adults.

o Announced strategic research alliance with Ingenium Pharmaceuticals AG ("Ingenium") for the identification and development of novel therapeutics for pain management.

o Merck & Co., Inc. announced the approval of Emend(R), a new medicine to prevent nausea and vomiting in chemotherapy. Emend is Elan's second drug delivery product approved by the U.S. Food and Drug Administration ("FDA") in the past two years, which utilizes Elan's proprietary NanoCrystal(R) technology.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 4



                                                                                             Three Months
Unaudited Consolidated US GAAP Income Statement Data                                        Ended March 31
                                                                                            2002           2003
                                                                                            US$m           US$m
----------------------------------------------------------------------------------------------------------------
Revenue (see page 7)
Product revenue                                                                            332.9          217.2
Contract revenue                                                                           113.7           42.8
                                                                                       ---------- --------------
Total revenue                                                                              446.6          260.0
                                                                                       ---------- --------------

Operating Expenses (see page 11)
Research & development                                                                      90.9           87.3
Cost of goods sold                                                                          99.9           92.9
Selling, general & administrative                                                          178.7          127.7
Gain on disposal of businesses (net)                                                           -          (5.7)
Recovery plan and other significant charges                                                  8.0           29.5
                                                                                       ---------- --------------
Total operating expenses                                                                   377.5          331.7
                                                                                       ---------- --------------
Operating income/(loss)                                                                     69.1         (71.7)
                                                                                       ---------- --------------

Net Interest and Investment Losses (see page 11)
Net interest expense                                                                       (5.0)         (16.8)
Business venture funding                                                                   (7.9)          (1.4)
Investment gains                                                                            13.6              -
Investment losses and other                                                               (17.7)         (47.3)
                                                                                       ---------- --------------
Net interest and investment losses                                                        (17.0)         (65.5)
                                                                                       ---------- --------------

Net income/(loss) from continuing operations before tax                                     52.1        (137.2)
Taxation                                                                                   (1.0)          (3.5)
                                                                                       ---------- --------------
Net income/(loss) before discontinued operations                                            51.1        (140.7)
(Loss) / income from discontinued operations (see page 11)                                 (1.1)           10.5
                                                                                       ---------- --------------
Net income/(loss)                                                                           50.0        (130.2)
                                                                                       ========== ==============


Basic earnings/(loss) per ordinary share - continuing operations                           $0.14        ($0.40)
Diluted earnings/(loss) per ordinary share - continuing operations                         $0.14        ($0.40)

Basic earnings per ordinary share - discontinued operations                                    -          $0.03
Diluted earnings per ordinary share - discontinued operations                                  -          $0.03

Basic earnings/(loss) per ordinary share - net income / (loss)                             $0.14        ($0.37)
Diluted earnings/(loss) per ordinary share - net income / (loss)                           $0.14        ($0.37)


Non-GAAP Financial Information
EBITDA
Operating income/(loss)                                                                     69.1         (71.7)
Depreciation and amortisation included in operating income/(loss)                           45.5           45.3
Amortised revenue included in total revenue                                               (67.4)         (40.7)
                                                                                       ---------- --------------
EBITDA (see Appendix 2)                                                                     47.2         (67.1)
                                                                                       ========== ==============

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 5



Unaudited Balance Sheet Data                                                       December 31         March 31
                                                                                          2002             2003
Assets                                                                                    US$m             US$m
----------------------------------------------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                                                              1,005.0            983.6
Marketable investment securities                                                         370.4            305.1
Other current assets                                                                     314.1            281.9
                                                                                      --------         --------
                                                                                       1,689.5          1,570.6

Intangible assets                                                                      1,434.5          1,506.4
Property, plant and equipment                                                            442.2            435.8
Investments and marketable investment securities                                         273.6            219.2
                                                                                      --------         --------
Total Assets                                                                           3,839.8          3,732.0
                                                                                      --------         --------

Liabilities and Shareholders' Equity
Shareholders' equity                                                                     874.8            764.0
Accounts payable and accrued liabilities                                                 494.2            466.1
Deferred income                                                                          258.2            203.9
Investment provision - EPIL II and III                                                   543.1            572.7
Product acquisition payments                                                             227.2            277.8
7.25% senior notes due 2008                                                              650.0            650.0
3.25% zero coupon subordinated exchangeable notes due 2018                               792.3            797.5
                                                                                      --------         --------
Total Liabilities and Shareholders' Equity                                             3,839.8          3,732.0
                                                                                      --------         --------


                                                                                                           US$m
Reconciliation of Movement in Shareholders' Equity
At December 31, 2002                                                                                      874.8
Net loss for the three months ended March 31, 2003                                                      (130.2)
Movement on unrealised gains on securities                                                                 20.0
Translation adjustment                                                                                    (0.6)
                                                                                                       --------
At March 31, 2003                                                                                         764.0
                                                                                                       --------


Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 6




                                                                                     Q1 2002                   Q1 2003
Unaudited Cash Flow Data                                                                US$m                      US$m
-----------------------------------------------------------------------------------------------------------------------
Cashflows from operating activities                                                     55.9                    (66.5)
Movement on debt interest and tax                                                     (23.6)                    (24.0)
Working capital movement                                                               (7.2)                     (2.1)
Net purchase of tangible assets                                                       (54.6)                     (8.5)
Net (purchase) / sale of investments and marketable investment securities
                                                                                      (70.0)                     139.8
Purchase of intangible assets                                                        (127.4)                    (64.6)
Proceeds of business disposals                                                             -                       6.2
Cash flows from financing activities                                                     1.3                     (1.7)
-----------------------------------------------------------------------------------------------------------------------
Net Cash Movement                                                                    (225.6)                    (21.4)
Cash and cash equivalents at beginning of period                                     1,662.7                   1,005.0
-----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                           1,437.1                     983.6
-----------------------------------------------------------------------------------------------------------------------





Unaudited Financial Information Relating to Qualifying Special Purpose Entities (QSPEs) Set out below is an analysis of the impact on the March 31, 2003 results, assets and liabilities of consolidating the QSPEs.


                                                                                                                 QSPEs
Three months ended March 31, 2003                                                As reported              Consolidated
                                                                                        US$m                      US$m
-----------------------------------------------------------------------------------------------------------------------
Net loss after other charges                                                         (130.2)                   (131.5)
Diluted loss per ordinary share after other charges                                  ($0.37)                   ($0.37)
Total assets                                                                         3,732.0                   3,945.9
Total indebtedness                                                                   2,968.0                   3,235.3
Shareholders' equity                                                                   764.0                     710.6


Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 7



Revenue

Total revenue decreased 42% to $260.0 million in the first quarter of 2003 from $446.6 million in the first quarter of 2002. An historical analysis of total revenue is set out on Appendix 1.

Following the announcement by Elan on January 30, 2003, of its agreement to sell its primary care franchise to King (which is the subject of litigation with King) and the completion of the sale of a number of other products and businesses, Elan's product revenue is analysed between those from currently retained products and those arising from products that have been divested or are subject to divestment agreements (including the products contained in the primary care transaction agreement with King).

Total revenue can be further analysed as follows:


                                                                            3 months ended       3 months ended
                                                                            March 31, 2002       March 31, 2003
(a) Product Revenue                                                                 U.S.$m               U.S.$m

Revenue from retained products                                                       157.8                149.6
Revenue from divested products                                                       127.3                 67.6
Revenue from Pharma Marketing/Autoimmune                                              47.8                    -
                                                                      --------------------- --------------------
Total product revenue                                                                332.9                217.2
                                                                      --------------------- --------------------

(b) Contract Revenue

Amortisation of fees                                                                  67.4                 32.2
Research revenue and milestones                                                       23.6                 10.6
Pharma Marketing/Autoimmune                                                           22.7                    -
                                                                      --------------------- --------------------
Total contract revenue                                                               113.7                 42.8
                                                                      --------------------- --------------------
Total Revenue                                                                        446.6                260.0
                                                                      --------------------- --------------------

(a) Product Revenue

Total product revenue from all sources for the first quarter of 2003 was $217.2 million compared to $332.9 million in the first quarter of 2002, a decline of 35%. The decline in product revenue is due to a number of factors more fully explained below.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 8


Revenue from retained products

Revenue from retained products (excluding Zanaflex revenue of $0.8 million in the first quarter of 2003 and $53.7 million in the first quarter of 2002) was $148.8 million in the first quarter of 2003 compared to $104.1 million in the first quarter of 2002, an increase of 43%, reflecting the growth in prescriptions and demand sales for those retained products and the launch of Frova in the second quarter of 2002.

Aggregate sales of Maxipime(TM) and Azactam(TM) in the first quarter of 2003 were $34.0 million, an increase of 40% over the comparable period in 2002. Maxipime audited sales volumes for the two months ending February 2003 increased by 21% compared to the same period in 2002. Azactam audited sales volumes for the two months ending February 2003 increased by 23% compared to the same period in 2002.

Zonegran prescription demand remained strong for the first quarter of 2003 and increased by 40% over the first quarter of 2002. Product revenue of $12.4 million increased at a lower rate of 19% due to the change in Elan's discounting strategy initiated in the third quarter of 2002 and the resulting continued reduction in wholesaler inventories. Product revenue for the pain portfolio increased by 19% to $16.6 million in the first quarter of 2003 from $13.9 million in the first quarter of 2002. Historical supply issues that had hindered growth have mostly been resolved and a more favourable supply situation is expected for the remainder of 2003.

Myobloc(TM) / Neurobloc(TM) sales were $3.5 million in the first quarter of 2003 compared to $3.2 million in the first quarter of 2002. Frova, which was launched in the second quarter of 2002 by the combined Elan and UCB Pharma, Inc. ("UCB") sales forces, generated revenue of $8.7 million in the first quarter of 2003 following revenue of $4.0 million in the fourth quarter of 2002. Frova prescription demand continues to grow strongly with a 12% increase in the first quarter of 2003 over the fourth quarter of 2002. Elan and UCB continue to grow Frova in terms of prescription volume, market share and revenue. Non-U.S. product revenue increased to $35.8 million in the first quarter of 2003 from $24.6 million in the first quarter of 2002.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 9


Revenue from divested products

During the fourth quarter of 2002, Elan agreed to divest its dermatology and diagnostic businesses and certain rights to Abelcet, which accounted in aggregate for revenue of $57.2 million in the first quarter of 2002. Elan recorded revenue of $7.0 million from the Elan Diagnostic business in the first quarter of 2003 but does not expect to record any significant revenue from this business through the balance of 2003.

On January 30, 2003, Elan announced an agreement to sell its primary care franchise (primarily consisting of its U.S. and Puerto Rican rights to Skelaxin(TM) and Sonata(TM)) to King. During the first quarter of 2003, aggregate product revenue from Skelaxin and Sonata was $48.5 million compared to $57.0 million in the first quarter of 2002. Skelaxin prescription demand remained strong during the first quarter of 2003 with a 13% increase over the first quarter of 2002. Skelaxin is benefiting from the November 2002 launch of the new 800mg tablet, which has captured approximately 37% of new Skelaxin prescriptions. Sonata prescriptions were flat in the first quarter of 2003 compared to the first quarter of 2002. The completion of the sale of the primary care franchise, as previously announced, is currently the subject of litigation between Elan and King. Although prescriptions for Skelaxin continue to grow, revenue fell due to contractual arrangements between Elan and King which resulted in a reduction in wholesaler inventories.

Revenue from divested products in the first quarter of 2003 includes $8.5 million of amortised revenue related to the partnering of rights to Elan's generic form of Adalat CC and the restructuring of Elan's Avinza license agreement with Ligand Pharmaceuticals, Inc., which occurred in 2002. The remaining unamortised revenue on these products of $128.7 million will be recognised as revenue over the next five years reflecting Elan's ongoing involvement in the manufacture of these products.

Pharma Marketing Limited/Autoimmune

During the third quarter of 2002, Elan acquired all royalty rights held by Autoimmune Research and Development Corp. Ltd. ("Autoimmune") and the arrangement was terminated. Consequently, no co-promotion revenue was received from Autoimmune during the first quarter of 2003 compared to $23.8 million in the first quarter of 2002. There was no revenue from

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 10


Pharma Marketing Ltd. ("Pharma Marketing") in the first quarter of 2003 compared to $24.0 million in the first quarter of 2002 and no further revenue will be received from Pharma Marketing. During the first quarter of 2003, royalties relating to Pharma Marketing in respect of sales of Sonata, Zanaflex, Frova and Zonegran of $11.9 million were included in cost of sales compared to $6.8 million in the first quarter of 2002.

(b) Contract Revenue

Contract revenue in the first quarter of 2003 was $42.8 million compared to $113.7 million in the same period of 2002, a decrease of 62%. The amortisation of fees amounted to $32.2 million in the first quarter of 2003 compared to $67.4 million in the first quarter of 2002. Of the $32.2 million in amortised fees in the first quarter of 2003, $25.6 million related to business ventures. As part of the recovery plan outlined on July 31, 2002, Elan completed a review of its business venture program and, as a result, Elan is terminating and restructuring most of its business ventures. Of a total of 55 active business ventures in July 2002, 22 have been terminated to date. The reduction in amortised fees during the first quarter of 2003 arose primarily from the restructuring and termination of business ventures, which started in 2002.

Research revenue and milestones amounted to $10.6 million in the first quarter of 2003 compared to $23.6 million in the first quarter of 2002 reflecting a reduction in milestones earned by Elan's drug delivery business. No revenue was received under the arrangements with Pharma Marketing and Autoimmune during the first quarter of 2003. Research revenue of $7.3 million and $15.4 million was received from Pharma Marketing and Autoimmune, respectively, in the first quarter of 2002. No further research revenue will be received from Pharma Marketing or Autoimmune.

Gross Profit

The gross profit margin on product revenue was 57% in the first quarter of 2003 compared to 70% in the first quarter of 2002 reflecting changes in the mix of product revenue. In particular, there was no revenue from Pharma Marketing and Autoimmune in the first quarter of 2003 and revenue from Zanaflex was only $0.8 million compared to $53.7 million in the comparable period of 2002.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 11


Operating Expenses

Research and development expenses were $87.3 million in the first quarter of 2003 compared to $90.9 million in the first quarter of 2002. This reduction reflects the refocusing of research and development efforts on key programs, which attracted increased investment, compensated for by reduced investment in non-core programs. Selling, general and administrative expenses decreased by 29% to $127.7 million in the first quarter of 2003 from $178.7 million in the first quarter of 2002 (approximately $15.0 million of the reduction relates to asset divestitures). This decline is expected to continue in 2003 following the ongoing implementation of the recovery plan, associated headcount reductions and business simplification.

Included in recovery plan and other significant charges of $29.5 million for the first quarter of 2003 are net costs associated with the implementation of the recovery plan of $13.0 million, and $16.5 million in connection with the restructuring of arrangements with Wyeth in relation to Sonata prior to Elan's agreement to sell the primary care franchise to King and the purchase of the Canadian rights to certain of Elan's products. Elan may in the future incur recovery plan related charges relating to severance, retention and similar restructuring costs. Elan may also incur impairment charges related to investments and intangible assets if their fair value falls below their carrying value as a result of adverse changes in circumstances or market conditions.

Net Interest and Investment Losses

Net interest and investment losses amounted to a loss of $65.5 million in the first quarter of 2003 compared to a loss of $17.0 million in the first quarter of 2002. This reflects lower investment income and the inclusion of a $39.8 million non-cash charge in relation to an increase in provisions associated with two QSPEs, EPIL II and EPIL III, and the write down of certain other investments.

Discontinued Operations

In accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," Elan has recorded the results of operations of Actiq within discontinued operations. Included in discontinued operations are revenue and operating expenses related to Actiq for the

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 12


first quarter of 2003 of $10.5 million and $nil, respectively, compared to $0.3 million and $1.4 million, respectively, for the first quarter of 2002.

Liquidity

At March 31, 2003, Elan had $983.6 million in cash and cash equivalents, compared with $1,005.0 million at December 31, 2002.

The following table sets out at March 31, 2003, the major contracted and potential non-operating cash payments relating to Elan's business. In addition, Elan expects capital expenditures, future investments and restructuring costs, to amount to no more than $120.0 million through December 31, 2003.


--------------------------------------------------------------------------------------------------------------
                                                               2003         2004     Thereafter         Total
                                                               US$m         US$m           US$m          US$m
--------------------------------------------------------------------------------------------------------------

Contracted
7.25% Senior Notes (2008)                                         -            -          650.0         650.0
Fixed Product Payments                                        159.6         77.8           40.4         277.8
Contingent Product Payments (1)                                59.0         29.3           14.0         102.3
EPIL II & III (2)                                                 -        450.0          390.0         840.0
3.25%  LYONs (3)                                              816.9            -              -         816.9
Other debt                                                        -            -              -             -
                                                        ------------ ------------ -------------- -------------
Total Contracted & LYONs                                    1,035.5        557.1        1,094.4       2,687.0
Potential
Pharma Marketing/Autoimmune (1)                               225.0            -          110.0         335.0
Product Acquisitions (1)                                          -            -           48.4          48.4
                                                        ------------ ------------ -------------- -------------
Total Potential                                               225.0            -          158.4         383.4
                                                        ------------ ------------ -------------- -------------
Total Contracted, Potential & LYONs                         1,260.5        557.1        1,252.8       3,070.4
--------------------------------------------------------------------------------------------------------------


(1) In order to comply with US GAAP, these amounts are not included on the balance sheet

(2) In order to comply with US GAAP, $572.7 million of this amount is provided on the balance sheet

(3) If the LYONs are put to the company, Elan has the option to repay the LYONs for cash or shares or any combination thereof.

Included in fixed, contingent and potential product payments at March 31, 2003, is approximately $222.0 million in respect of Sonata, which represents the present value of the estimated gross payments due in connection with Sonata of approximately $248.6 million.

On January 30, 2003, Elan announced its agreement with Pharma Marketing that, contingent on closing of any sale of Sonata, Elan will, on the closing date, pay Pharma Operating Ltd. ("Pharma Operating"), a wholly-owned subsidiary of Pharma Marketing, $225.0 million (less royalty

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 13


payments on all related products paid or due to Pharma Operating from January 1, 2003 to the closing of the sale) to acquire the Pharma Operating royalty rights with respect to Sonata and Prialt. If a sale of Sonata occurs after June 30, 2003, the option price of $225.0 million will increase with interest at a rate of 15% per annum (less royalty payments on all related products paid or due from January 1, 2003) to the closing date.

In addition, Elan has the option to purchase Pharma Operating's royalty rights on the Zonegran, Frova and Zanaflex products until January 3, 2005, an extension from the previously agreed date of June 30, 2003. The current purchase option price has been reduced to $110.0 million plus 15% per annum from the earlier date of the Sonata sale closing or July 1, 2003, less royalty payments (which are secured) made for periods after the Sonata sale closing. Under the previous arrangements the option price at March 31, 2003, would have been approximately $423.0 million for all the royalty rights held by Pharma Marketing. If Elan does not dispose of Sonata on or before January 1, 2004, then, with the exception of the extension of the option exercise termination date to January 3, 2005, the terms of the original Pharma Operating agreement will apply to the arrangement.

Based on its recovery plan, Elan believes it has sufficient cash, liquid resources, investments and other assets that are capable of being monetised to meet its current liquidity requirements. The timely completion of the primary care franchise divestment, which is currently the subject of litigation between Elan and King, is an important component of the recovery plan. Elan cannot predict or determine the final outcome of the litigation. The focus of the recovery plan is on maintaining financial flexibility through cash generation. Elan's cash position will in future periods be dependent on a number of factors, including its asset divestiture program, its balance sheet restructuring, its debt service requirements and its future operating cash flow. In addition to the actions and objectives outlined with respect to Elan's recovery plan, Elan may in the future seek to raise additional capital, restructure or refinance its outstanding indebtedness, repurchase its equity securities or its outstanding debt, including the LYONs, in the open market or pursuant to privately negotiated transactions, or take a combination of such steps or other steps to increase or manage its liquidity and capital resources. Any such refinancings or repurchases may be material.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 14


Qualifying Special Purpose Entities

Elan has guaranteed loan notes issued by two QSPEs, EPIL II and EPIL III, which are not consolidated, to the extent that the investments held by them are insufficient to repay the loan notes and accrued interest when they fall due. The aggregate principal amount outstanding under the loan notes issued by EPIL II and EPIL III was $840.0 million at March 31, 2003 and is repayable in June 2004 and March 2005, respectively.

During the first quarter of 2003 Elan increased its provision for its guarantee by $29.7 million to $572.7 million to cover interest of $18.1 million and a reduction in the value of certain investments of $11.6 million during this period. After providing for the estimated investment shortfalls, the carrying values and cash positions of EPIL II and EPIL III at March 31, 2003, were as follows:


                                                                 EPIL II             EPIL III                TOTAL
                                                                    US$m                 US$m                 US$m

Investments in public companies                                     65.4                112.5                177.9
Investments in private companies                                    28.2                  7.5                 35.7
Cash                                                                49.9                 22.7                 72.6
Accrued interest and expenses                                     (11.2)                (7.7)               (18.9)
                                                         ------------------     ----------------     ----------------
Total assets                                                       132.3                135.0                267.3
Provisions for guarantees                                          317.7                255.0                572.7
                                                         ------------------     ----------------     ----------------
Total guaranteed indebtedness                                      450.0                390.0                840.0


Included on page 6 is an analysis of the impact on the quarter ended March 31, 2003 results, assets and liabilities of consolidating the QSPEs. If the QSPEs were consolidated, there would be no significant impact on the net loss for the quarter ended March 31, 2003.

R&D Update

The most advanced products in Elan's pipeline are Antegren and Prialt. In addition, Elan has one of the world's largest research efforts in Alzheimer's disease ("AD").

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Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 15


Antegren

Elan and Biogen are collaborating on the development, manufacturing and commercialisation of Antegren (natalizumab), a humanized monoclonal antibody, and the first in a new class of compounds known as selective adhesion molecule inhibitors (SAM inhibitors).

Antegren Phase III trials for Crohn's disease and MS are fully enrolled with over 3,000 patients and are progressing on target. The program is on track for U.S. and European regulatory approval filings for Crohn's disease around year-end. Later this summer, we, along with our partner, Biogen, expect to announce Phase III results for Antegren in Crohn's disease.

Prialt

Efforts are progressing towards making a second quarter 2003 Marketing Authorisation Application ("MAA") for Prialt in Europe. The final Phase III trial for Prialt required for U.S. submission is currently recruiting patients and we expect to file the NDA around year-end. The FDA has granted approval for a treatment IND program, which will follow the completion of enrollment for the current Phase III trial.

Frova

With respect to Frova(TM), Dr Stephen Silberstein, Professor of Neurology at the Thomas Jefferson Hospital in Philadelphia, presented data from a double-blind, placebo-controlled, clinical trial at the American Academy of Neurology Annual Meeting on April 1, 2003. More than 500 women participated in the trial across 36 specialist centres in the United States and it showed Frova prevented menstrually-associated migraines in up to 50% of women in the trial.

Zonegran

A European MAA filing for Zonegran for use as adjunctive therapy in partial seizures is anticipated prior to the end of 2003.

One new trial with Zonegran, which was undertaken by scientists at Duke University and published in the Journal of the American Medical Association on April 9, 2003, reported on the use of Zonegran in potentially inducing weight loss in obese adults.


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Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 16


Alzheimer's Immunotherapy Program

Elan and Wyeth are making significant progress in the Alzheimer's immunotherapy program and have targeted two IND submissions from this program during 2003. These INDs include the previously announced monoclonal antibody program, as well as a novel immunotherapeutic Abeta peptide conjugate. Elan and Wyeth are leveraging the innovative conjugate technology that Wyeth uses in some of its other products. This conjugate is engineered to provide a strongly immunogenic non-self T-cell epitope in concert with the critical N-terminus of the Abeta peptide.

A report published recently in Nature Medicine summarizes the neuropathology of a patient with Alzheimer's disease that participated in the Phase 1 study using AN1792. The paper provides the first evidence that the immune response generated against the Abeta peptide can elicit clearance of Abeta plaques in humans. Three distinct Nature Medicine publications, over the past six months, describe data obtained in man supporting the immunotherapeutic approach in Alzheimer's disease.

Ingenium

On March 24, 2003 Elan announced an important strategic research alliance with Ingenium in the field of the development of novel therapeutics for pain management. Ingenium is a world leader in the field of functional genomics, with its novel Deductive Genomics(TM) approach that allows for the rapid identification and cloning of novel molecular targets implicated in molecular mechanisms underlying the control of pain. Elan will screen against the newly discovered and biologically validated drug targets in order to identify and develop novel therapeutics for the treatment of pain. The alliance illustrates Elan's commitment to building its long-term product pipeline in the pain area.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 17




This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the outcome of the litigation with King Pharmaceuticals, Inc. relating to the sale to King of Elan's primary care franchise, the timely completion of which is an important component of the recovery plan; the outcome of the ongoing SEC investigation and FTC investigations and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorizations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 18




Appendix 1
Historic Revenue Analysis - (Unaudited)
Total revenue analysis (US$m)                                                   Q1 2002          Q1 2003

Revenue from Retained Products
U.S. Promoted Products
Maxipime                                                                           17.2             18.4
Azactam                                                                             7.1             15.6
Zonegran                                                                           10.4             12.4
Pain portfolio                                                                     13.9             16.6
Myobloc                                                                             2.8              2.9
Frova                                                                                 -              8.7
                                                                        ----------------   --------------
                                                                                   51.4             74.6
U.S. Non-promoted Products
Zanaflex                                                                           53.7              0.8
Other                                                                               3.9              2.9
                                                                        ----------------   --------------
                                                                                   57.6              3.7
Non-U.S. Product Revenue
Abelcet                                                                             5.8              8.1
Dilzem                                                                              3.0              3.9
Other                                                                              15.8             23.8
                                                                        ----------------   --------------
Total Non-U.S. Product Revenue                                                     24.6             35.8

Contract manufacturing and royalties                                               24.2             35.5

Total Revenue from Retained Products                                              157.8            149.6

Revenue from Divested Products ( 1)
   Skelaxin                                                                        33.5             27.2
   Sonata                                                                          23.5             21.3
Abelcet                                                                            22.3                -
Dermatology                                                                        18.1                -
Diagnostics                                                                        16.8              7.0
Adalat/Avinza                                                                         -              8.5
Rationalisation program                                                            13.1              3.6
                                                                        ----------------   --------------
                                                                                  127.3             67.6
Co-promotion Fees
Autoimmune                                                                         23.8                -
Pharma Marketing                                                                   24.0                -
                                                                        ----------------   --------------
                                                                                   47.8                -

Total Product Revenue                                                             332.9            217.2

Contract Revenue
Amortisation of fees                                                               67.4             32.2
Research revenue and milestones                                                    23.6             10.6
Pharma Marketing/Autoimmune                                                        22.7                -
                                                                        ----------------   --------------
Total Contract Revenue                                                            113.7             42.8
                                                                        ----------------   --------------
Total Revenue                                                                     446.6            260.0
                                                                        ----------------   --------------


(1) Products that have been divested or are subject to divestment agreements (including the products contained in the primary care transaction agreement with King)




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Elan First Quarter 2003 Financial Results And Recovery Plan Update
Page 19



Appendix 2                                                                              Three Months
                                                                                        Ended March 31
                                                                                            2002           2003
                                                                                           US $m          US $m

Non-GAAP Financial Information Reconciliation Schedule
EBITDA
Operating income / (loss)                                                                   69.1         (71.7)
Depreciation and amortisation included in operating income/(loss)                           45.5           45.3
Amortised revenue included in total revenue                                               (67.4)         (40.7)
                                                                                       ---------- --------------
EBITDA                                                                                      47.2         (67.1)
                                                                                       ========== ==============




To supplement our consolidated financial statements presented on a US GAAP basis, Elan provides readers with EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortisation), a non-GAAP measure of operating results. EBITDA is defined as operating income/loss plus/minus depreciation and amortisation of costs and revenues. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with US GAAP. Elan's management uses EBITDA to evaluate the operating performance of Elan and its business and is among the factors considered as a basis for Elan's planning and forecasting for future periods. Elan believes EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to operating income/loss is set out in the schedule above titled "Non-GAAP Financial Information Reconciliation Schedule".